Filed pursuant to Rule 424(b)(5) and Rule 424(c)
Registration Nos. 333-74002 and 333-90380
PROSPECTUS SUPPLEMENT

(To Prospectus dated August 2, 2002)

6,250,000 Shares

Common Stock

We are selling all of the 6,250,000 shares of common stock offered by this prospectus supplement.

The underwriters are offering 3,450,000 of the shares offered by this prospectus supplement. We are directly offering the remaining 2,800,000 shares to a single existing stockholder.

Our common stock is traded on the Nasdaq National Market under the symbol “AGEN.” On January 22, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $10.03 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price for underwritten shares	$10.00	$34,500,000

Underwriting discounts and commissions on underwritten shares	$.60	$2,070,000

Proceeds, before expenses, to us from underwritten shares	$9.40	$32,430,000

Proceeds, before expenses, to us from directly placed shares	$9.82	$27,496,000

Proceeds, before expenses, to us from all 6,250,000 shares	—	$59,926,000

The underwriters may also purchase from us up to an additional 517,500 shares of our common stock at the public offering price less the underwriting discount, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

Delivery of the shares will be made on or about January 28, 2003.

UBS Warburg

Needham & Company, Inc.

Morgan Keegan & Company, Inc.

Ryan Beck & Co.

The date of this prospectus supplement is January 23, 2003.

Prospectus supplement summary
Risk factors
Use of proceeds
Capitalization
Dividend policy
Dilution
Plan of Distribution
Legal matters

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

Prospectus Supplement

Prospectus supplement summary	S-1

Risk factors	S-8

Use of proceeds	S-17

Capitalization	S-17

Dividend policy	S-17

Dilution	S-18

Plan of Distribution	S-19

Legal matters	S-21

Base Prospectus

About this Prospectus	1

Antigenics Inc.	1

Risk factors	1

Forward-looking statements	2

Use of proceeds	3

Ratio of earnings to fixed charges and preferred stock dividends	3

Description of common stock	4

Description of preferred stock	4

Description of debt securities	7

Anti-takeover effects of Delaware law and of our charter and by-laws	15

Plan of distribution	17

Legal matters	19

Experts	19

Incorporation of certain documents by reference	20

Where you can find more information	20

Oncophage®, AroplatinTM, StimulonTM, Quilimmune-PTM and Quilvax-FELVTM are trademarks of Antigenics Inc. Other trademarks included herein are the property of their respective owners.

(This page has been left blank intentionally.)

Prospectus supplement summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk factors” section as well as the documents incorporated by reference. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

BUSINESS OVERVIEW

We are a biotechnology firm developing products to treat cancers, infectious diseases and autoimmune disorders. Our lead product candidates are: (i) Oncophage®, a personalized therapeutic cancer vaccine in Phase III clinical trials for the treatment of renal cell carcinoma and melanoma, (ii) Aroplatin™, a liposomal formulation of a third-generation platinum chemotherapeutic in a Phase II clinical trial for the treatment of colorectal cancer, (iii) AG-858, a personalized therapeutic cancer vaccine in a Phase I clinical trial for the treatment of chronic myelogenous leukemia, and (iv) AG-702/ AG-70X, a therapeutic vaccine program in Phase I development for the treatment of genital herpes.

Oncophage, AG-858 and AG-702/ AG-70X are based on our proprietary heat shock protein technology. Published research suggests that heat shock proteins play a central role in the generation of immune responses against cancer cells and cells infected with viruses and other pathogens. Based on preclinical and clinical studies of our heat shock protein technology, we believe that it will be applicable to all types of cancer and many infectious diseases.

We have generated strong data in multiple human clinical trials using our heat shock protein product candidates, including data demonstrating complete clinical responses in a proportion of patients with measurable metastatic disease in several types of cancer. Additionally, in a proportion of patients who were rendered free of disease by surgery, we have observed prolonged disease-free survival in three different types of cancer. In our studies to date, virtually no toxicity has been observed. We believe that these human data further support the broad applicability and corresponding commercial potential of our heat shock protein product candidates.

LEAD PRODUCT CANDIDATES

Oncophage

Oncophage, our flagship product candidate, is a personalized therapeutic cancer vaccine based on our heat shock protein technology. We initiated a Phase III trial of Oncophage in renal cell carcinoma during the fourth quarter of 2000. This trial is an international, multi-center, randomized, controlled study comparing Oncophage to observation in patients who are at high risk of recurrence after surgical removal of their primary tumor. Study endpoints include recurrence-free survival as well as overall survival. During 2002, we initiated a Phase III trial in metastatic melanoma, and we plan to initiate an additional Phase III study in melanoma during 2003. Oncophage has received fast track designation, as well as orphan drug designation, from the United States Food and Drug Administration (FDA) for both renal cell carcinoma and metastatic melanoma. Other clinical research evaluating Oncophage includes clinical trials for colorectal cancer, gastric cancer, lymphoma and pancreatic cancer.

Heat shock proteins occur naturally in the human body and can function as a transport for the entire antigenic repertoire, or “fingerprint”, of an individual’s cancer. Heat shock proteins also activate powerful cellular immune responses. Oncophage consists of heat shock protein-peptide complexes, or HSPPCs, designed to elicit a T-cell-based immune response to a patient’s individual cancer. The HSPPCs in Oncophage are based on a specific heat shock protein called gp96.

We manufacture Oncophage from a patient’s surgically removed tumor, a portion of which is frozen and shipped to our facility in Massachusetts. After manufacturing Oncophage in a process that takes approximately eight hours per individual patient lot, we formulate Oncophage in sterile saline solution and package it in standard single injection vials. After the performance of stringent quality control testing, including sterility testing, we ship the frozen product back to the hospital where it is administered to the patient in a series of outpatient injections.

Recent Developments

In October 2002, final data from one of our Phase II melanoma trials was published in the Journal of Clinical Oncology, the official journal of the American Society of Clinical Oncology (ASCO). This study in patients with metastatic melanoma showed that treatment with Oncophage was associated with objective clinical responses and was generally safe and well tolerated. Out of 28 patients who had residual disease after surgery, two experienced complete clinical responses (complete disappearance of disease) after treatment with Oncophage. The duration of these complete responses was over two years, despite a reported median survival of only seven months for patients with metastatic melanoma. Additionally, three other patients experienced extended disease stabilization (ranging from five to nine months) after treatment with Oncophage. We believe this is one of the first published studies to report complete clinical responses in melanoma patients with extensive metastatic disease after treatment with a non-toxic monotherapy.

During 2002, we made significant progress in the patient enrollment rate of our Phase III renal cell carcinoma trial. At year-end 2001, patient enrollment in this trial was approximately ten percent complete; as of year-end 2002, patient enrollment was approximately 65 percent complete. This increase in enrollment rate has allowed us to increase the statistical power of the study design yet still meet our original target for completed enrollment, which we expect to occur by mid-year 2003.

Aroplatin

Aroplatin is a liposomal formulation of a novel third-generation platinum compound from the family of diaminocyclohexane, or DACH, platinum compounds. During 2002, we initiated a Phase II trial of Aroplatin in advanced colorectal cancer, and we plan to initiate a Phase I/II trial in pancreatic cancer during 2003.

Platinum compounds such as cisplatin and carboplatin are widely-used compounds in cancer chemotherapy. However, current platinum drugs are not always effective because some tumors are resistant to these compounds at the outset of treatment or become resistant during treatment. We expect third-generation platinum chemotherapeutics, like Aroplatin, to overcome some of the resistance seen with earlier generations of platinum chemotherapeutics.

Aroplatin’s chemical structure is similar to that of another DACH platinum product — Eloxatin™ (oxaliplatin, Sanofi-Synthelabo), which received FDA approval in August 2002 for the treatment of advanced colorectal cancer. Eloxatin has a significant limitation, however, in that treatment with Eloxatin is associated with significant neurotoxicity — a side effect of the nervous system that can cause pain and loss of sensory function in a patient’s extremities. In contrast, virtually no neurotoxicity has been reported in clinical testing of Aroplatin. This may be because Aroplatin’s active drug ingredient is encapsulated in a liposome. Drugs encapsulated in liposomes have been shown in certain cases to accumulate at the tumor, effecting a higher concentration and longer duration of drug action at the target site (where beneficial effects may occur) while maintaining a lower concentration and shorter duration at other sites (where adverse side effects may occur). In addition, the liposomal delivery system helps to reduce the damaging effects of some drugs on healthy tissues, improving the drug’s safety profile. We believe that Aroplatin’s liposomal formulation offers a more favorable toxicity profile compared with that of other platinum drugs, including Eloxatin, and may increase the concentration and duration of the active drug ingredient at the tumor site.

With the recent approval of Eloxatin, we initiated a number of head-to-head preclinical experiments in which Aroplatin was compared to Eloxatin. In in vivo studies, Aroplatin had greater anti-tumor activity and, in in vitro models of colon and pancreatic cancer, had approximately three times more anti-tumor activity, than Eloxatin.

AG-858

AG-858 is a personalized therapeutic cancer vaccine also based on our heat shock protein technology. AG-858 consists of purified HSPPCs based on a specific heat shock protein called HSP70. In December 2002, we reported interim data from an ongoing pilot Phase I clinical trial combining AG-858 with Gleevec™ (imatinib mesylate, Novartis) for the treatment of chronic myelogenous leukemia (CML), a type of cancer characterized by the proliferation of abnormal white blood cells. Four of the five evaluable patients in this study were deemed to be unresponsive to treatment with Gleevec alone. After treatment with AG-858, all five evaluable patients showed objective clinical responses, including two patients with complete molecular responses as determined by polymerase chain reaction (PCR), the most sensitive measure available to detect the presence of leukemia cells. In contrast, only ten percent of patients treated with Gleevec alone achieve complete molecular responses as measured by PCR, based on previous reports. In this study, AG-858, like Oncophage, was generally safe and well tolerated. Based on these encouraging data, we intend to initiate one or more Phase II trials of AG-858 in combination with Gleevec during 2003 in CML.

AG-702/ AG-70X

AG-702/ AG-70X is our therapeutic vaccine program for the treatment of genital herpes based on our heat shock protein technology. Genital herpes is a serious, sexually transmitted disease affecting over 85 million people worldwide. Although antiviral drugs are used to alleviate symptoms of the disease, these treatments are not curative and do not prevent the infections from spreading.

AG-702 consists of HSPPCs that we manufacture by complexing a recombinant heat shock protein to a single peptide of herpes simplex virus-2 (HSV-2) and is referred to as a monovalent vaccine. AG-70X is a multivalent vaccine containing in excess of 30 HSV-2 peptides. We believe that by including additional peptides we can design an effective treatment for all HSV-2 patients. AG-70X is an off-the-shelf product candidate that is manufactured synthetically. It is not personalized because the virus that causes genital herpes, HSV-2, is nearly identical in all patients. We are studying AG-702 as a proof of principle in humans and intend to advance the development of the program using AG-70X in future clinical trials.

OUR STRATEGY

Our objective is to become a leading biotechnology firm focused on discovering, developing and commercializing pharmaceutical products for diseases that represent substantial commercial opportunities including cancer, infectious diseases and autoimmune disorders. We plan to achieve this objective by pursuing the following strategies:

Develop and successfully commercialize our cancer products

Our portfolio of cancer products is designed to offer improvements over existing treatments and to improve the quality of life of cancer patients. Oncophage, our most advanced product candidate, is currently being tested in several Phase III and Phase II clinical trials. We intend to market our cancer product candidates using our own specialized sales force in the United States and to engage in collaborations with major pharmaceutical companies in territories outside of the United States.

Advance additional heat shock protein-based products for infectious disease into clinical trials

We are currently focused on the development of a therapeutic vaccine for the treatment of genital herpes using our heat shock protein technology. Building on our experience with AG-702, we intend to advance our multivalent vaccine, AG-70X, into clinical trials. We intend to develop similar vaccines for other infectious diseases. Since large sales organizations will be required for the sale of products in these indications, we plan to enter into collaborative agreements with major pharmaceutical companies for the marketing and distribution of these products.

Seek to license or acquire complementary products or technologies

We intend to supplement our internal drug discovery efforts through the acquisition of products and technologies that complement our general product development strategy. Historically, we have made acquisitions of companies that enhanced our product development pipeline. We continue to identify, evaluate and pursue the acquisition or licensing of other strategically valuable organizations or products.

OUR PRODUCT DEVELOPMENT PORTFOLIO

Commercialization
Product	Indication	Status	Rights

Our Lead Product Candidates
Oncophage®
Personalized therapeutic HSP cancer	Renal cell carcinoma	Phase III	Worldwide
vaccine	Melanoma	Phase III
	Colorectal cancer	Phase II
	Non-Hodgkin’s lymphoma	Phase II
	Gastric cancer	Phase I/II
	Pancreatic cancer	Phase I

Aroplatin™
DACH platinum chemotherapeutic	Colorectal cancer	Phase II	Worldwide
	Pancreatic cancer	Phase I/II(1)

AG-858
Personalized therapeutic HSP cancer vaccine	Chronic myelogenous leukemia	Phase I	Worldwide

AG-702/ AG-70X
Therapeutic HSP herpes vaccine	Genital herpes	Phase I	Worldwide

Our Other Programs(2)
QS-21
Vaccine adjuvant	Various(3)	Phases I-III	Partnered(3)

OncophageNEXGEN
Next-generation therapeutic HSP cancer vaccine	Cancers	Preclinical	Worldwide

CD91
HSP receptor modulation	Autoimmune disorders	Preclinical	Worldwide

HSP-HIV
Therapeutic HSP HIV vaccine	HIV/AIDS	Preclinical	Worldwide

(1)	Enrollment in this trial is expected to commence in 2003.

(2)	ATRA-IV, a liposomal all-trans-retinoic acid, is currently being evaluated in a number of cancers.

(3)	We have licensed QS-21 to several partners, including GlaxoSmithKline, Wyeth-Lederle, Aventis Pasteur, Elan and Progenics, for use in cancers and infectious diseases. The most advanced program is Progenics’ vaccine for melanoma, currently in Phase III.

We maintain our operations in Woburn and Framingham, Massachusetts. Our executive offices are in New York, New York. The address for our executive offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111 and our telephone number is (212) 994-8200.

The offering

Common stock offered:

Through underwriters	3,450,000 shares

By direct placement	2,800,000 shares

Total	6,250,000 shares

Common stock to be outstanding after the offering	39,363,000 shares

Use of proceeds	We intend to use the net proceeds of this offering to fund additional clinical trials of our lead product candidates and for clinical trials and preclinical studies for our other product candidates; for potential licenses and other acquisitions of complementary technologies and products; and for working capital, capital expenditures and other general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market Symbol	AGEN

The number of shares of our common stock to be outstanding after this offering in the table above is based on approximately 33,113,000 shares outstanding as of December 31, 2002, and does not include, as of that date:

†	3,997,000 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $11.84 per share;

†	153,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $40.69 per share; and

†	an additional 1,196,000 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary consolidated financial data

The table below presents summary consolidated statement of operations and balance sheet data of Antigenics and its subsidiaries. The summary consolidated financial data for the years ended December 31, 1999 through December 31, 2001 are derived from our audited consolidated financial statements for those periods. We derived the summary consolidated financial data as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002 from our unaudited consolidated financial statements. The unaudited consolidated financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2002.

This information is only a summary. You should read it in conjunction with our historical consolidated financial statements and related notes incorporated by reference in this prospectus supplement and on file with the SEC. For more details on how you can obtain our SEC reports incorporated by reference herein, you should read the section of the prospectus entitled “Where You Can Find More Information.”

				Nine months ended
	Year ended December 31,			September 30,
Consolidated statement of
operatis data:	1999	2000	2001	2001	2002

(in thousands, except per share data)				(unaudited)

Revenue	$581	$443	$4,555	$2,956	$2,607

Expenses:

Cost of sales	—	(363)	(1,064)	(688)	(992)

Research and development	(11,958)	(17,575)	(31,357)	(21,605)	(28,485)

General and administrative	(7,480)	(9,190)	(13,762)	(10,338)	(13,687)

Acquired in-process research and development (1)	—	(25,800)	(34,596)	(32,436)	—

Operating loss	(18,857)	(52,485)	(76,224)	(62,111)	(40,557)

Interest income, net	723	5,756	2,683	2,416	935

Other income (expense), net	10	—	—	(41)	73

Net loss(2)(3)	$(18,124)	$(46,729)	$(73,541)	$(59,736)	$(39,549)

Net loss per share, basic and diluted	$(1.00)	$(1.90)	$(2.61)	$(2.14)	$(1.20)

Weighted average number of shares outstanding, basic and diluted	18,144	24,659	28,143	27,852	32,844

	As of September 30, 2002

Consolidated bnce sheet data:	Actual	As Adjusted(4)

(in thousands)

	(unaudited)

Cash, cash equivalents and short-term investments	$70,464	$130,020

Total current assets	75,812	135,368

Total assets	103,998	163,554

Total current liabilities	9,683	9,683

Long-term liabilities, less current portion	1,104	1,104

Stockholders’ equity	93,211	152,767

(1)	We recorded non-recurring charges to operations for the write-off of in-process research and development acquired in our mergers with Aquila Biopharmaceuticals, Inc. in November 2000 and Aronex Pharmaceuticals, Inc. in July 2001.

(2)	Prior to our conversion from a limited liability company to a corporation in February 2000, in accordance with federal, state and local income tax regulations which provide that no income taxes are levied on United States limited liability companies, each member of the limited liability company was individually responsible for reporting his share of the company’s net income or loss. Accordingly, we have not provided for income taxes in our consolidated financial statements for periods before February 2000. Given our history of incurring operating losses, no income tax benefit is recognized in our consolidated financial statements for periods after February 2000 because of a loss before income taxes and the need to recognize a valuation allowance on net deferred tax assets.

(3)	Effective July 1, 2002, Antigenics adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and effective January 1, 2002 adopted SFAS No. 142, “Goodwill and Other Intangibles.” As a result, we have not amortized the goodwill associated with our July 2001 acquisition of Aronex Pharmaceuticals and have ceased amortization of all goodwill beginning January 1, 2002. Had SFAS No. 142 been adopted by us effective January 1, 2000, net loss and net loss per share, basic and diluted, would have been as follows (in thousands, except per share data):

	Year ended		Nine months ended
	December 31,		September 30,

	2000	2001	2001

Net loss, as reported	$(46,729)	$(73,541)	$(59,736)

Goodwill amortization and assembled workforce amortization	39	480	360

Pro forma net loss	$(46,690)	$(73,061)	$(59,376)

Net loss per share, basic and diluted, as reported	$(1.90)	$(2.61)	$(2.14)

Pro forma net loss per share, basic and diluted	$(1.89)	$(2.60)	$(2.13)

(4)	As adjusted to give effect to our sale of the 6,250,000 shares of common stock offered hereby, after deducting the underwriting discounts and commissions (with respect to those shares being sold through the underwriters) and estimated offering expenses payable by us, as though this sale occurred as of September 30, 2002.

Risk factors

You should carefully consider the following risk factors before you decide to purchase our common stock. Any of these risks could have a material adverse impact on our business, financial condition, operating results or cash flows. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

If we incur operating losses for longer than we expect, we may be unable to continue our operations.

From our inception through September 30, 2002, we have generated net losses totaling $197 million, including $40 million during the first nine months of 2002. We expect to incur increasing and significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Phase III clinical trials are particularly expensive to conduct. We do not expect to generate significant revenues for several years. To date, we have generated product sales revenue from only one product, our feline leukemia vaccine named Quilvax-FELV. Our revenues from Quilvax-FELV were $1.9 million for the nine-months ended September 30, 2002. These revenues are generated through sales of Quilvax-FELV to our marketing partner Virbac, S.A. This agreement expired in 2002, and we are negotiating its renewal with Virbac. Any regulatory, marketing or other difficulties we experience with Quilvax-FELV, including non-renewal of our agreement with Virbac, could jeopardize that revenue stream.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical trials.

On September 30, 2002, we had approximately $70 million in cash, cash equivalents and short-term investments. With our current working capital and the estimated net proceeds from this offering, we expect that we could fund our development programs, clinical trials, and other operating expenses into the third quarter of 2004. We plan to raise additional funds prior to that time. Since our inception, we have financed our operations primarily through the sale of equity, interest income earned on cash, cash equivalent balances and short-term investments and debt provided through a credit facility secured by some of our manufacturing and laboratory assets. In order to fund our future needs, we will be required to raise additional funds in the capital markets, through arrangements with corporate partners, or from other sources. Additional financing, however, may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials, including the development programs and clinical trials supporting our lead cancer vaccine, Oncophage. We also may be forced to license technologies to others that allocate to third parties substantial portions of the potential value of these technologies.

We may not receive significant payments from collaborators due to unsuccessful results in existing collaborations or failure to enter into future collaborations.

Part of our strategy is to develop and commercialize some of our products by continuing our existing collaborative arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to successfully negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing. Our collaborations involving QS-21, for example, depend on our partners successfully completing clinical trials and obtaining regulatory approvals. These activities frequently fail to produce marketable products. For example, in March 2002, Elan Corporation and Wyeth Ayerst Laboratories announced a decision to permanently cease dosing patients in their Phase IIA clinical trial of their lead Alzheimer’s

Risk factors

vaccine containing QS-21. Several of our agreements also require us to transfer important rights to our collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing the program or elect to collaborate with a different company. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time we may also become involved in disputes with our collaborators. As a result of these factors, our strategic collaborations may not yield revenues. In addition, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of securities.

We must receive separate regulatory approvals for each of our drugs and vaccines in each type of disease before we can market and sell them in the United States or internationally and this approval process is uncertain, time-consuming and expensive.

We and our collaborators cannot sell any drug or vaccine until it receives regulatory approval from federal, state and local governmental authorities in the United States, including the FDA, and from similar agencies in other countries. Oncophage and any other drug candidate could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially, based on the type, complexity and novelty of the product. Our flagship product candidate, Oncophage, is a novel cancer therapeutic vaccine that is personalized for each patient. To date, the FDA and foreign regulatory agencies have approved only a limited number of cancer therapeutic vaccines for commercial sale and have relatively little experience in reviewing personalized medicine therapies. This lack of experience may lengthen the regulatory review process for Oncophage, increase our development costs and delay or prevent commercialization.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug or vaccine is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure of clinical trials or the ability to interpret the data from the trials; we could encounter similar problems. The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding adverse patient reactions, and demonstrating in a scientifically significant manner the efficacy of a product. We rely on third party clinical investigators to conduct our clinical trials and as a result, we may encounter delays outside our control. Future clinical trials may not show that our drugs and vaccines are safe and effective. In addition, we or the FDA might delay or halt the clinical trials, including our Phase III trials of Oncophage, for various reasons, including:

†	failure to comply with extensive FDA regulations;

†	the product may not appear to be more effective than current therapies;

†	the product may have unforeseen or significant adverse side effects or other safety issues;

†	the time required to determine whether the product is effective may be longer than expected;

†	we may be unable to adequately follow or evaluate patients after treatment with the product;

†	patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product;

†	sufficient numbers of patients may not enroll in our clinical trials; or

†	we may be unable to produce sufficient quantities of the product to complete the trial.

Risk factors

Furthermore, regulatory authorities, including the FDA, may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approval or clearances for our drugs or vaccines may:

†	adversely affect the marketing of any products we or our collaborators develop;

†	impose significant additional costs on us or our collaborators;

†	diminish any competitive advantages that we or our collaborators may attain; and

†	limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approval for our products in a timely manner, we will not be able to commercialize them, and therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our products, the FDA may impose limitations on the indicated uses for which our products may be marketed. These limitations could reduce the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

If we are unable to purify heat shock proteins from some cancer types, the size of our potential market would decrease.

Heat shock proteins occur naturally in the human body and activate powerful cellular immune responses. Our ability to successfully commercialize Oncophage for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. Based on our clinical trials conducted to date, in renal cell carcinoma, we have been able to manufacture Oncophage from 93% of the tumors delivered to our manufacturing facility; for melanoma, 89%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 86%; and for pancreatic cancer, 30%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases may degrade the heat shock proteins during the purification process. We have recently made process development advances that have improved the manufacture of Oncophage from pancreatic tissue. In an expanded Phase I pancreatic cancer study, Oncophage was manufactured from five of five tumor samples (100%), bringing the aggregate success rate for this cancer type to 46%.

We may encounter this problem or similar problems with other types of cancers as we expand our research. If we cannot overcome these problems, the number of cancer types that Oncophage could treat would be limited.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to more than 72 issued United States patents and 114 foreign patents. We also have rights to more than 49 pending United States patent applications and 99 pending foreign patent applications. However, our patents may not protect us against our competitors. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to

Risk factors

enforce them and they are challenged in court, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents which are issued may not contain claims which will permit us to stop competitors from using similar technology.

In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities are not covered by (that is, do not infringe) our patents.

Furthermore, a third party may claim that we are using inventions covered by such third party’s patents and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer, respectively. We have reviewed these patents, and we believe, as to each claim in the patents, that we either do not infringe the claim of the patents or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields, suggesting possible infringement, and we, like a number of biotech companies, have received this type of communication, including with respect to the third party patents mentioned above. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Additionally, one of the patent applications licensed to us contains claims that are substantially the same as claims in three of the third party patents mentioned above. The United States Patent and Trademark Office has declared an interference proceeding with respect to two of these third party patents to resolve this conflict. In an interference proceeding, the party with the earliest effective filing date has certain advantages. Although we believe that our claims have an earlier effective filing date than the conflicting claims of the other patents, if this third party were to prevail in the

Risk factors

interference proceeding, it could result in abandonment of our patent application and the potential need to seek a license from this party which may not be available on reasonable terms, if at all.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations.

We face litigation that could result in substantial damages and may divert management’s time and attention from our business.

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two brokerage firms that served as underwriters in our initial public offering have been named as defendants in a civil class action lawsuit filed on November 5, 2001 in the Federal District Court in the Southern District of New York. Dr. Armen was dismissed without prejudice from these claims in October 2002. The suit alleges that these underwriters charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the underwriters’ customers based upon an agreement by such customers to purchase additional shares of our stock in the secondary market. We could be required to pay substantial damages and, regardless of the outcome, the lawsuit may cause a diversion of our management’s time and attention from our business.

In addition, we may become involved in additional litigation with our commercial partners or with others. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation will be uncertain.

If we fail to keep key management and scientific personnel, we may be unable to successfully develop our therapeutic drugs or vaccines, conduct clinical trials and obtain financing.

We are highly dependent on our senior management and scientific personnel, particularly Garo H. Armen, Ph.D., our chairman and chief executive officer, Pramod K. Srivastava, Ph.D., our chief scientific officer, a member of our board of directors and chairman of our scientific advisory board, Russell Herndon, our president and chief operating officer, and Elma Hawkins, Ph.D., our vice chairman. Since our manufacturing process is unique, our manufacturing and quality control personnel are also very important. The competition for these and other qualified personnel in the biotechnology field is intense. If we are not able to attract and retain qualified scientific, technical and managerial personnel, we may be unable to achieve our business objectives.

Dr. Armen, since July 2002, has served as Chairman of the Board at Elan Corporation. This role may occupy a substantial portion of Dr. Armen’s time.

In addition, we have licensed a significant portion of our intellectual property from institutions at which Dr. Srivastava has worked. We also sponsor research in Dr. Srivastava’s laboratory at the University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming our employee. Furthermore, the University of Connecticut may modify these regulations and policies in the future to further limit Dr. Srivastava’s relationship with us. Dr. Srivastava has a consulting agreement with us, which includes financial incentives for him to remain associated with us, but that may not be enough to compel him to remain associated with us even during the time covered by the consulting agreement. In

Risk factors

addition, this agreement does not restrict his ability to compete against us after his association is terminated.

If we fail to obtain adequate levels of reimbursement for our therapeutic drugs or vaccines from third party payers, the commercial potential of our therapeutic drugs or vaccines will be significantly limited.

Our profitability will depend on the extent to which government authorities, private health insurance providers and other organizations provide reimbursement for the cost of our therapeutic drugs or vaccines. Many patients will not be capable of paying for our therapeutic drugs or vaccines themselves. A primary trend in the United States health care industry is toward cost containment. Large private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of particular treatments. Furthermore, many third party payers limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.

Product liability and other claims against us may reduce demand for our products or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our therapeutic drugs or vaccines in human clinical trials and will face even greater risks when we sell our drugs or vaccines commercially. An individual may bring a product liability claim against us if one of our drugs or vaccines causes, or merely appears to have caused, an injury. Regardless of merit or eventual outcome, product liability claims may result in:

†	decreased demand for our therapeutic drugs or vaccines;

†	injury to our reputation;

†	withdrawal of clinical trial volunteers;

†	costs of related litigation; and

†	substantial monetary awards to plaintiffs.

We manufacture Oncophage from a patient’s tumor and a medical professional must inject Oncophage into that same patient. A patient may sue us if we, a hospital or a delivery company fails to deliver the removed tumor or that patient’s Oncophage. We anticipate that the logistics of shipping will become more complex as the number of patients we treat increases, and it is possible that all shipments will not be made without incident. In addition, administration of Oncophage at a hospital poses another chance for delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage and do not know whether insurance will be available to us at a reasonable price or at all.

We have limited product liability coverage for clinical research use of product candidates. We also maintain limited product liability insurance for the commercial sale of Quilvax-FELV. This limited insurance coverage may be insufficient to fully compensate us for future claims.

We may incur significant costs complying with environmental laws and regulations.

We use hazardous, infectious and radioactive materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from their use. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are

Risk factors

subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA or the EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations which could have a material adverse effect on our operations.

Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from these materials. In the event of an accident, we could be held liable for any resulting damages which could be substantial.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability or marketing expertise.

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of therapeutic drugs or vaccines and other therapeutic products, including heat shock proteins, directed at cancer, infectious diseases, autoimmune disorders, and degenerative disorders. Several of these companies, such as Dendreon, Stressgen, AVAX, Intracel and Cell Genesys, utilize similar technologies and/or personalized medicine techniques. Additionally, many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience. Our competitors may:

†	commercialize their products sooner than we commercialize ours;

†	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

†	implement more effective approaches to sales and marketing;

†	establish superior proprietary positions; or

†	discover technologies that may result in medical insights or breakthroughs which may render our drugs or vaccines obsolete even before they generate any revenue.

More specifically, if we receive regulatory approvals, some of our therapeutic drugs or vaccines will compete with well-established, FDA approved therapies that have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter our markets and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.

We plan to consolidate our operations in a new facility which could cause a temporary disruption in our business.

We recently signed a lease for a facility in Lexington, Massachusetts. We intend to consolidate our Woburn and Framingham operations into this facility in phases over the next several years. The first phase, which we intend to complete during 2003, will involve the transfer of our Woburn manufacturing and administrative operations to the Lexington facility. We expect that the build-out costs associated with the first phase will be approximately $15 million. We do not expect to initiate the build-out of the second phase, related to the Framingham operations, until 2005. It is possible that our business operations could be temporarily disrupted as a result of this facilities consolidation.

Risk factors

Risks Related to Our Stock

Our officers and directors may be able to block proposals for a change in control.

As of December 31, 2002, Antigenics Holdings L.L.C. controlled approximately 34% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings may be able to prevail on all matters requiring a stockholder vote, including:

†	the election of directors;

†	the amendment of our organizational documents; or

†	the approval of a merger, sale of assets or other major corporate transaction.

Our directors and officers, if they elect to act together, can control Antigenics Holdings. In addition, several of our directors and officers directly and indirectly own shares of our common stock.

Provisions in our charter documents could prevent or frustrate any attempts to replace our current management by stockholders.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, our certificate of incorporation currently permits our board of directors to issue up to 25,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and nominations, and permit only our president or a majority of our board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management. In addition, Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

Our stock has low trading volume and our public trading price has been volatile.

Since our initial public offering on February 4, 2000, the per share price of our common stock has fluctuated between $6.60 and $71.50 with an average daily trading volume for the three months ended December 31, 2002 of approximately 240,000. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

†	announcements of decisions made by public officials;

†	results of our preclinical and clinical trials;

†	announcements of technological innovations or new commercial products by us or our competitors;

†	developments concerning proprietary rights, including patent and litigation matters;

Risk factors

†	publicity regarding actual or potential results with respect to products under development by us or by our competitors;

†	regulatory developments; and

†	quarterly fluctuations in our revenues and other financial results.

The sale of a substantial number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of shares of our stock could cause the market price of our stock to decline. As of December 31, 2002, we had approximately 33,113,000 shares of common stock outstanding. All of these shares are eligible for sale on the Nasdaq National Market, although certain of the shares are subject to sale volume and other limitations.

We have filed registration statements to permit the sale of 5,236,831 shares of common stock under our equity incentive plan and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals and Aronex Pharmaceuticals. We have also filed a registration statement to permit the sale of 300,000 shares of common stock under our employee stock purchase plan. As of December 31, 2002, options to purchase approximately 3,997,000 shares of our stock upon exercise of options with a weighted average exercise price per share of $11.84 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. As of December 31, 2002, warrants to purchase approximately 153,000 shares of our common stock with a weighted average exercise price per share of $40.69 were outstanding. The registration statement to which this prospectus supplement relates covers the potential sale of up to $100 million of our securities, including the shares sold pursuant to this prospectus supplement, which may include an unspecified amount of additional common stock.

Use of proceeds

The net proceeds from the sale of the shares are estimated to be approximately $59.6 million, after deducting underwriting discounts and commissions (with respect to those shares being sold through the underwriters) and estimated offering expenses payable by us (approximately $64.4 million if the underwriters’ over-allotment option is exercised in full).

We intend to use the net proceeds of this offering to fund additional clinical trials of our lead product candidates, and for clinical trials and preclinical studies for our other product candidates; for potential licenses and other acquisitions of complementary technologies and products; and for working capital, capital expenditures and other general corporate purposes. Pending such uses, we intend to invest the net proceeds in interest-bearing investment-grade securities.

Capitalization

The following table shows:

†	our actual capitalization and cash, cash equivalents and short-term investments as of September 30, 2002; and

†	as adjusted to give effect to our sale of the 6,250,000 shares of common stock offered hereby after deducting the underwriting discounts and commissions (with respect to those shares being sold through the underwriters) and estimated offering expenses payable by us (assuming no exercise of the underwriters’ over-allotment option).

	As of September 30, 2002

	Actual	As Adjusted

	(unaudited, in thousands)

Cash, cash equivalents and short-term investments	$70,464	$130,020

Long-term liabilities, less current portion	$1,104	$1,104

Stockholders’ equity:

Preferred stock, par value $0.01 per share; 25,000,000 shares authorized; no shares issued or outstanding,	—	—

Common stock, par value $0.01 per share; 100,000,000 shares authorized; 33,076,855 shares issued and outstanding, actual; and 39,326,855 shares issued and outstanding, as adjusted	331	393

Additional paid-in capital	290,988	350,482

Accumulated other comprehensive loss	(443)	(443)

Deferred compensation	(229)	(229)

Accumulated deficit	(197,436)	(197,436)

Total stockholders’ equity	93,211	152,767

Total capitalization	$94,315	$153,871

Dividend policy

We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.

Dilution

Our net tangible book value on September 30, 2002 was $80,758,000 or approximately $2.44 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the weighted average amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 6,250,000 shares of our common stock in this offering, after deducting the underwriting discounts and commissions (with respect to those shares being sold through the underwriters) and our estimated offering expenses, our net tangible book value as of September 30, 2002 would have been $3.57 per share. This amount represents an immediate increase in net tangible book value of $1.13 per share to existing stockholders and an immediate dilution (on a weighted average basis) in net tangible book value of $6.35 per share to purchasers of common stock in this offering, as illustrated in the following table:

Weighted-average public offering price per share (including underwritten shares and directly placed shares)		$9.92

Net tangible book value per share as of September 30, 2002.	$2.44

Increase in net tangible book value per share attributable to this offering	1.13

Pro forma net tangible book value per share as of September 30, 2002 after giving effect to this offering		3.57

Dilution per share (weighted average) to new investors in this offering		$6.35

This table:

†	presents dilution with respect to the 6,250,000 shares being sold on a weighted average basis. The actual dilution incurred by investors purchasing shares from the underwriters is $6.43 per share.

†	assumes no exercise of options to purchase 4,049,000 shares of common stock at a weighted average exercise price of $11.70 per share outstanding as of September 30, 2002; and

†	assumes no exercise of warrants to purchase 399,000 shares of common stock at a weighted average exercise price of $24.21 per share outstanding as of September 30, 2002.

To the extent that the options and warrants listed above are exercised, there will be further dilution to new investors.

Plan of Distribution

The offering contemplated by this prospectus is divided into two components: an underwritten component in the amount of 3,450,000 shares and a direct placement in the amount of 2,800,000 shares. We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions (with respect to those shares being sold through the underwriters), will be about $370,000.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning 3,450,000 of the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Needham & Company, Inc., Morgan Keegan & Company, Inc. and Ryan Beck & Co., Inc. are the representatives of the underwriters. UBS Warburg LLC is the sole book-running manager of the underwritten component of this offering.

Underwriters	Number of Shares

UBS Warburg LLC	2,070,000

Needham & Company, Inc.	621,000

Morgan Keegan & Company, Inc.	379,500

Ryan Beck & Co., Inc.	379,500

Total	3,450,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to 517,500 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 517,500 shares.

	No Exercise	Full Exercise

Per share	$.60	$.60

Total	$2,070,000	$2,380,500

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $.36 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $.10 per share from the public offering price. If all of the shares to be sold by the underwriters are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and each of our directors and executive officers and Antigenics Holdings L.L.C., our principal stockholder, have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus

Plan of Distribution

supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain permitted exceptions, without the prior written consent of UBS Warburg LLC.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

UBS Warburg LLC and Needham & Company, Inc. have in the past provided and may in the future provide financial advisory services to us. For these services, we have paid them, or will pay them,

Plan of Distribution

customary compensation. We may also engage any of the other underwriters for financial advisory services in the future.

Direct Placement

We are selling 2,800,000 shares of our common stock directly to a single investor, Mr. Brad Kelley. According to a Schedule 13D, dated January 7, 2003, prior to this purchase Mr. Kelley beneficially owns 2,029,140 shares of our common stock. Assuming that figure is accurate, Mr. Kelley would beneficially own approximately 12.3% of our outstanding common stock following the offering contemplated by this prospectus supplement.

We have not engaged an underwriter or placement agent to assist us with the sale of the 2,800,000 shares to Mr. Kelley. Our employees involved in the process will not receive any compensation based upon their participation in this offering and, pursuant to Rule 3a4-1 of the Exchange Act, will not be deemed to be brokers as defined in the Exchange Act.

In connection with sales to Mr. Kelley, we will deliver certificates representing the shares purchased or effect the sale through the book entry facilities of The Depository Trust Company, in either case against payment of the aggregate purchase price for the shares purchased and through a broker designated by Mr. Kelley.

We determined the per share price for the direct placement through oral discussions with Mr. Kelley. The price represents approximately a 1.8% discount from the public offering price indicated on the cover page of this prospectus supplement for the underwritten component of the offering. We understand that Mr. Kelley intends to pay his financial advisor a commission of approximately 1.8%. We expect, consequently, that Mr. Kelley’s gross cost will approximately equal the public offering price indicated on the cover page of this prospectus supplement for the underwritten component of the offering.

Legal matters

Ropes & Gray, Boston, Massachusetts, is giving us an opinion on the validity of the shares offered by this prospectus supplement. Paul Kinsella, a partner at Ropes & Gray, is our Secretary. Dewey Ballantine LLP, New York, New York, is counsel to the underwriters in connection with this offering.